

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 1:

Performance Measurement Statistics

Form NRSRO Exhibit 1

Exhibit 1. Provide in this Exhibit performance measurement statistics of the credit ratings of the Applicant/NRSRO, including performance measurement statistics of the credit ratings separately for each class of credit rating for which the Applicant/NRSRO is seeking registration or is registered (as indicated in Item 6 and/or 7 of Form NRSRO):

Overview

Kroll Bond Rating Agency, LLC (KBRA) began to issue credit ratings in 2011. The attached tables show transition and default rates for 1-year, 3-year, and 10-year time periods through the most recent calendar year end.

Performance Measurement Statistics

Periods Shown; Institutions Rated; Frequency of Ratings

The data in the attached tables have been compiled from historical published and unpublished ratings. The unit of study for Structured Finance ratings is the rated tranche. For other ratings, the unit of study is either: the distinctly rated tranches of a secured debt transaction; the senior rating or the issuer rating of a government, corporate or financial entity; or the Insurer Financial Strength Rating (IFSR) of an insurance entity regardless of the number of securities rated.

Each table shown is based on a static pool or cohort analysis. The tables show the percentage of ratings outstanding at the start of the period (not initial ratings) in each category, compared to where they stood at the end of the stated period. The diagonal is the percentage of ratings that remained the same at the start and end of the period. The periods covered are 1-year (comparing ratings on December 31, 2024 with ratings at December 31, 2025), 3-year (comparing ratings on December 31, 2022 with ratings at December 31, 2025) and 10-year (comparing ratings on December 31, 2015 with ratings at December 31, 2025).

The transition and default tables reflect specific time periods. However, the number of entities included may change from period to period, or from the beginning of a period to the end of a period. For example, an institution may merge, dissolve, or otherwise experience an organizational change that causes it to cease to be included in a later period.

For long-term and short-term Credit Ratings, KBRA defines default as occurring if:

1. There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered; or
2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or
3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

In all cases, defaulted entities are not dollar-weighted (*i.e.*, a failure of a large entity and a small entity will be counted the same).

Some cells of the transition matrix do not include a value. This indicates that there were no transitions observed for that cell. A cell with a non-zero value that is less than 0.5% will be shown with a value of "0%" in the transition matrix due to rounding.

For the purposes of KBRA's Exhibit 1 submission, "other SFPs" means a securitization primarily of Containers, Aircraft, Fleet Lease, Franchise, Ground Lease, Rail Car, Solar, Specialty Finance, Net Leases, Residential PACE, Property Tax Liens, Whole Business Securitization, Wireless Spectrum, Timeshare, Trade Receivables, SBA Loans, Lottery Receivables, Structured Settlements, Litigation Finance, Limited Partnership Interests, or other miscellaneous ABS.

Definition of Credit Rating Categories Used by KBRA

Long-Term Credit Rating Scale

KBRA assigns credit ratings to issuers and their obligations using the same rating scale. In either case, KBRA's credit ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. For obligations, the determination of expected loss severity is, among other things, a function of the seniority of the claim. Generally speaking, issuer-level ratings assume a loss severity consistent with a senior unsecured claim. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

AAA Determined to have almost no risk of loss due to credit-related events. Assigned only to the very highest quality obligors and obligations able to survive extremely challenging economic events.

AA Determined to have minimal risk of loss due to credit-related events. Such obligors and obligations are deemed very high quality.

A Determined to be of high quality with a small risk of loss due to credit-related events. Issuers and obligations in this category are expected to weather difficult times with low credit losses.

BBB Determined to be of medium quality with some risk of loss due to credit-related events. Such issuers and obligations may experience credit losses during stress environments.

BB Determined to be of low quality with moderate risk of loss due to credit-related events. Such issuers and obligations have fundamental weaknesses that create moderate credit risk.

B Determined to be of very low quality with high risk of loss due to credit-related events. These issuers and obligations contain many fundamental shortcomings that create significant credit risk.

CCC Determined to be at substantial risk of loss due to credit-related events, near default or in default with high recovery expectations.

CC Determined to be near default or in default with average recovery expectations.

C Determined to be near default or in default with low recovery expectations.

D   KBRA defines default as occurring if:

1. There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered; or
2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or
3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append - or + modifiers to ratings in categories AA through CCC to indicate, respectively, upper and lower risk levels within the broader category.

Short-Term Credit Rating Scale

KBRA's short-term ratings indicate an ability to meet obligations that typically have maturities of thirteen months or fewer when issued by corporate entities, financial institutions, and in connection with structured finance transactions. When applied to municipal obligations, KBRA's short-term ratings typically indicate an ability to meet obligations of three years or fewer. Short-term ratings may be assigned to both issuers and to specific obligations. As compared to long-term ratings, greater emphasis is placed on an obligor's liquidity profile and access to funding. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

K1+   Exceptional ability to meet short-term obligations.

K1   Very strong ability to meet short-term obligations.

K2   Strong ability to meet short-term obligations.

K3   Adequate ability to meet short-term obligations.

B   Questionable ability to meet short-term obligations.

C   Little ability to meet short-term obligations.

D   KBRA defines default as occurring if:

1. There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered;
2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or
3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

<u>Rating Action History</u>

Ratings information that is required to be made available pursuant to SEC Rule 17g-7(b) can be found first by clicking on the link https://www.kbra.com/regulatory/disclosures/form-nrsro, and then clicking the hyperlinks "KBRA XBRL Rating History – Issue Level Ratings" and "KBRA XBRL Rating History – Issuer Level Ratings" under the heading "Rating Action History."

List of Tables

Table 1: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)	
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	4	100%																							
AA+	1																							100%	
AA	8		13%	75%																					12%
AA-	35			6%	88%																			3%	3%
A+	37				3%	89%																		5%	3%
A	85					10%	80%	2%																6%	2%
A-	225					0%	5%	87%	0%															4%	4%
BBB+	177							4%	84%	0%														2%	10%
BBB	214							0%	3%	87%	2%													1%	7%
BBB-	155								1%	3%	80%	1%	1%								1%			5%	8%
BB+	35								6%		3%	88%	3%												
BB	47												92%	2%										2%	4%
BB-	41												5%	81%		2%						2%			10%
B+	7														86%	14%									
B	8														12%	38%								25%	25%
B-	3																67%								33%
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	1082																								

Table 2: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	8	38%																						12%	50%
AA+	0																								
AA	9		11%	67%																				11%	11%
AA-	23				83%			4%																9%	4%
A+	34				3%	70%		3%															3%	12%	9%
A	62					6%	66%	8%																15%	5%
A-	183					3%	5%	61%	3%	0%														13%	15%
BBB+	161							5%	66%	3%	1%										1%			5%	19%
BBB	175							1%	7%	71%	4%													2%	15%
BBB-	97								2%	7%	58%	3%										1%	1%	9%	19%
BB+	22								9%		5%	68%		4%											14%
BB	29											10%	72%	4%										7%	7%
BB-	13												8%	54%											38%
B+	6												17%	17%	66%										
B	1													100%											
B-	2																100%								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	825																								

Table 3: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	3																								100%
AA-	2																								100%
A+	5					20%																	20%		60%
A	7							14%																	86%
A-	26					8%	27%	4%	7%														4%	4%	46%
BBB+	56						2%	12%	23%		4%														59%
BBB	42								10%	14%													5%		71%
BBB-	12																						17%	17%	66%
BB+	1																								100%
BB	1																								100%
BB-	0																								
B+	1																								100%
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	156																								

Table 4: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	100%								
K1	16		94%	6%						
K2	182		1%	87%	1%					11%
K3	90			5%	83%				1%	11%
B	0									
C	0									
Total	292									

Table 5: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	5	80%		20%						
K1	17		76%	18%				6%		
K2	195		0%	74%	4%				1%	21%
K3	87			6%	71%					23%
B	0									
C	0									
Total	304									

Table 6: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4									100%
K1	14		7%	7%				7%		79%
K2	77		4%	34%	5%					57%
K3	30			13%	17%					70%
B	1									100%
C	0									
Total	126									

Table 7: Insurance Companies - 1-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	3		100%																						
AA	4			100%																					
AA-	1				100%																				
A+	3					33%																			67%
A	18						89%	11%																	
A-	45							91%	5%																4%
BBB+	24							4%	84%		8%														4%
BBB	20								5%	85%	5%														5%
BBB-	10										80%	20%													
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	128																								

Table 8: Insurance Companies - 3-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	4		75%																						25%
AA	4			100%																					
AA-	1				100%																				
A+	0																								
A	18					6%	39%	11%	5%																39%
A-	70						7%	54%	6%	3%															30%
BBB+	13								69%	8%															23%
BBB	13							8%	46%	31%	15%														
BBB-	3											33%													67%
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	126																								

Table 9: Insurance Companies - 10-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	3																								100%
AA	0																								
AA-	0																								
A+	0																								
A	0																								
A-	0																								
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	3																								

11

Table 10: Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	1		100%																						
AA	0																								
AA-	0																								
A+	8					88%																		12%	
A	15					7%	87%																	6%	
A-	24							88%	4%																4%	4%
BBB+	33								79%	6%	3%														3%	9%
BBB	72								6%	85%	1%		1%												7%	
BBB-	89								1%	4%	87%	1%	3%												2%	2%
BB+	25											80%													16%	4%
BB	26											15%	65%					4%							12%	4%
BB-	14												7%	79%	7%											7%
B+	9													11%	45%	22%										22%
B	46															85%	7%								4%	4%
B-	72															3%	78%	3%	1%					1%	6%	8%
CCC+	5																	80%						20%		
CCC	0																									
CCC-	0																									
CC	0																									
C	0																									
Total	439																									

Table 11: Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	1		100%																						
AA	0																								
AA-	0																								
A+	5					100%																			
A	13					15%	46%																	39%	
A-	17						6%	65%																6%	23%
BBB+	22							14%	73%	4%														9%	
BBB	50								6%	72%	2%		4%											14%	2%
BBB-	89								1%	7%	65%	2%	1%										1%	16%	7%
BB+	22										5%	50%												41%	4%
BB	21								5%			24%	29%		5%									28%	9%
BB-	13												8%	38%		8%								38%	8%
B+	6													17%	17%	17%								33%	16%
B	14															36%	14%	7%					7%	7%	29%
B-	11															9%	46%	18%							27%
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	284																								

Table 12: Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																						Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	0																								
A	1							100%																	
A-	5								20%														40%	20%	20%
BBB+	3							67%																33%	
BBB	8								13%														25%	50%	12%
BBB-	28								11%	3%	21%	4%												43%	18%
BB+	3																							67%	33%
BB	2																						50%	50%	
BB-	2																							100%	
B+	2																							50%	50%
B	1																								100%
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	55																								

Table 13: Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 14: Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 15: Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 16: RMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)	
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	11382	98%																						2%	
AA+	754	12%	87%			0%																		1%	
AA	303		23%	65%																				12%	
AA-	235		15%	22%	62%																			1%	
A+	330			4%	27%	67%		0%																2%	
A	319			1%	9%	19%	63%																	8%	
A-	305				5%	29%	65%																	1%	
BBB+	793					1%	3%	17%	79%																	
BBB	856						0%	3%	21%	74%															2%	
BBB-	473								1%	33%	64%														2%	
BB+	295									3%	19%	75%													3%	
BB	217									2%	3%	14%	80%												1%	
BB-	148											5%	11%	84%												
B+	155												5%	12%	82%										1%	
B	108													1%	7%	92%										
B-	100														1%	2%	95%								2%	
CCC+	0																									
CCC	0																									
CCC-	0																									
CC	0																									
C	0																									
Total	16773																									

18

Table 17: RMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	8469	97%																						3%	
AA+	342	33%	51%																					16%	
AA	322	26%	17%	25%																				32%	
AA-	185	41%	12%	3%	15%			0%																29%	
A+	298	21%	28%	13%	17%	14%																		7%	
A	324	28%	16%	5%	12%	9%	25%																	5%	
A-	229	16%	11%	4%	11%	4%	3%	15%	0%															36%	
BBB+	304	11%	3%	5%	5%	6%	23%	18%	17%															12%	
BBB	628	0%	2%	1%	1%	3%	3%	11%	27%	43%														9%	
BBB-	418		7%	1%	2%	3%	7%	9%	10%	31%	26%													4%	
BB+	238		0%	3%	3%	2%	5%	6%	6%	20%	15%	23%												17%	
BB	172			2%	5%		2%	3%	3%	7%	12%	13%	46%											7%	
BB-	98					2%		3%	5%	11%	16%	10%	7%	43%										3%	
B+	93						2%	4%	3%	9%	12%	18%	14%	12%	26%										
B	120					1%			4%	14%	6%	6%	12%	6%	44%									7%	
B-	85								1%	2%	4%	11%	7%	4%	5%	63%								3%	
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	12325																								

Table 18: RMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1045	56%																						44%	
AA+	18	72%																						28%	
AA	57	72%																						28%	
AA-	4	50%																						50%	
A+	0																								
A	67	57%	1%																					42%	
A-	9																							100%	
BBB+	1																							100%	
BBB	81	46%	5%		1%																			48%	
BBB-	12																							100%	
BB+	4																							100%	
BB	68	18%	29%	6%	6%		3%																	38%	
BB-	0																								
B+	12	33%																						67%	
B	15			13%	7%							7%												73%	
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	1393																								

Table 19: RMBS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 20: RMBS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 21: RMBS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 22: CMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3127	86%		0%	0%								0%											12%	2%
AA+	100	8%	72%																					20%	
AA	263	1%	4%	79%	1%		2%	2%			1%		0%			0%			0%					10%	0%
AA-	317		1%	1%	83%		1%	1%		1%	1%		1%				1%							9%	
A+	71		1%	6%	9%	62%		1%				1%												20%	
A	213			2%	1%	2%	76%	1%		1%	3%		3%			0%					0%			11%	
A-	444			0%	0%		2%	82%		2%	4%		1%	1%		1%					0%			7%	0%
BBB+	213						1%	1%	90%	3%	1%					0%								4%	
BBB	275							2%	1%	75%	3%	0%	4%	1%		1%	2%		1%			0%		10%	
BBB-	493					0%	0%		1%	1%	78%	5%	4%		0%	1%	1%					0%		7%	2%
BB+	101										1%	91%	2%	2%		1%					1%			2%	
BB	210											1%	65%	6%		8%	9%		3%		1%	0%		6%	1%
BB-	302										0%	1%	0%	67%		5%	13%		3%		1%	1%	1%	7%	1%
B+	59														78%	2%	12%		5%					3%	
B	185														0%	63%	10%		15%		3%	2%		5%	2%
B-	296												0%		1%	0%	60%		23%		3%	2%	1%	8%	2%
CCC+	1																100%								
CCC	197																		51%	0%	29%	10%	2%	4%	4%
CCC-	6																		17%	66%					17%
CC	118																				41%	35%	12%	2%	10%
C	139																					78%	16%		6%
Total	7130																								

24

Table 23: CMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3078	67%		0%	0%		0%	0%		0%		0%			0%		0%		0%		0%	0%		29%	4%
AA+	115	10%	41%		1%	1%	1%	1%		1%					1%						1%	1%		41%	
AA	262	1%	3%	69%	1%	0%	1%	2%		1%	1%		0%								1%			20%	
AA-	252	2%	3%	2%	53%		5%	2%		2%	1%		2%	0%		0%	1%		0%			1%		26%	0%
A+	86	1%	7%	6%	4%	30%		1%		1%	1%	4%					2%					1%		42%	
A	202	1%		2%	3%	2%	60%	3%		1%	3%		3%	0%			1%		2%		1%	1%		17%	
A-	389	0%	0%	1%	1%	0%	2%	55%	1%	3%	5%		2%	2%		3%	2%		2%		1%	0%		20%	0%
BBB+	174	1%				1%	5%	3%	69%	6%	3%		1%	1%					0%			0%		10%	
BBB	206			1%			0%	3%	2%	52%	4%	0%	8%	2%		4%	0%		4%		1%	0%		19%	
BBB-	527				0%	0%	0%	1%	1%	54%	0%	6%	5%		3%	6%		4%		3%	2%		12%	3%
BB+	78							1%		1%	59%	5%	1%		3%	8%		7%		4%			10%	1%
BB	169										1%	38%	6%		6%	11%		9%		4%	5%		16%	4%
BB-	337							0%	1%	0%	1%	1%	43%		9%	10%		11%		4%	5%	2%	12%	1%
B+	42													48%	2%	19%		12%		5%	7%		5%	2%
B	146										1%			1%	35%	9%		19%		5%	9%	2%	14%	5%
B-	319										0%	0%		1%	1%	37%		19%	1%	11%	12%	2%	13%	3%
CCC+	0																								
CCC	123					1%												22%		21%	26%	10%	7%	13%
CCC-	5																			20%	40%		40%	
CC	55																2%		2%	22%	34%	29%	4%	7%
C	68																				48%	43%		9%
Total	6633																								

25

Table 24: CMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																				Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1324	5%		0%	0%		0%	0%			0%		0%				0%		0%		0%	0%		85%	10%
AA+	25																							100%	
AA	61		2%	11%			2%	2%		3%	3%		3%				2%		5%					67%	
AA-	132		1%	2%	7%	1%	6%	4%		3%	1%		2%	1%		1%	1%		1%		1%	1%		66%	1%
A+	18																				6%			94%	
A	68				3%		12%						12%			3%	3%		4%		6%		3%	54%	
A-	220						3%	6%		4%	6%	1%	5%	2%		2%	4%		5%		2%	2%		58%	0%
BBB+	45								2%										2%			2%	5%	89%	
BBB	30										4%		10%				3%		7%		13%	3%		60%	
BBB-	240										8%		2%	2%		5%	4%		10%		6%	7%	4%	42%	10%
BB+	28												7%		4%		7%		11%		7%	11%	7%	43%	3%
BB	113												4%	3%			1%		12%		16%	14%	11%	25%	14%
BB-	99													5%		2%	6%		8%		6%	17%	8%	38%	10%
B+	26																4%		12%		4%	38%	15%	19%	8%
B	78															3%	4%		5%		9%	32%	19%	20%	8%
B-	66																6%		8%		6%	33%	14%	21%	12%
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	2573																								

Table 25: CMBS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 26: CMBS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 27: CMBS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 28: CLOs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	138	55%																						45%	
AA+	0																								
AA	127			61%																				39%	
AA-	5				100%																				
A+	13				8%	54%																		38%	
A	150				0%		59%																	41%	
A-	11							45%																55%	
BBB+	3							33%	67%																
BBB	39								2%	54%														44%	
BBB-	113								1%	1%	59%													39%	
BB+	1											100%													
BB	11											9%	73%											18%	
BB-	111													59%										41%	
B+	0																								
B	0																								
B-	82																61%							39%	
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	804																								

Table 29: CLOs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	88	17%																						83%	
AA+	0																								
AA	68			24%																				76%	
AA-	1				100%																				
A+	7					29%																		71%	
A	87				1%	3%	25%																	71%	
A-	9				11%			33%																56%	
BBB+	2																							100%	
BBB	28								7%	43%														50%	
BBB-	74						1%	1%	4%	15%														79%	
BB+	0																								
BB	4												100%												
BB-	72												1%	17%										82%	
B+	0																								
B	0																								
B-	34																							100%	
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	474																								

Table 30: CLOs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 31: CLOs - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 32: CLOs - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 33: CLOs - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 34: CDOs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	18	83%																						17%	
AA+	10		100%																						
AA	10		10%	40%																				50%	
AA-	11				55%																			27%	18%
A+	7					100%																			
A	3					33%																		67%	
A-	11							73%																27%	
BBB+	4								50%															25%	25%
BBB	3									100%															
BBB-	21										90%													10%	
BB+	1																							100%	
BB	7												57%				14%							29%	
BB-	13													85%										15%	
B+	3																							100%	
B	0																								
B-	9																89%							11%	
CCC+	1																	100%							
CCC	10																		100%						
CCC-	1																			100%					
CC	0																								
C	0																								
Total	143																								

Table 35: CDOs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	6	50%																						50%	
AA+	2		100%																						
AA	6		17%																					83%	
AA-	9				34%																			33%	33%
A+	1																								100%
A	5					20%																		80%	
A-	7							57%																43%	
BBB+	4																							75%	25%
BBB	2										50%													50%	
BBB-	18										55%			6%			6%							33%	
BB+	2																							100%	
BB	4												50%											50%	
BB-	10													20%										80%	
B+	3																							100%	
B	1																							100%	
B-	3																33%							67%	
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	83																								

Table 36: CDOs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	2																							100%	
AA+	0																								
AA	0																								
AA-	0																								
A+	0																								
A	1																							100%	
A-	2																							100%	
BBB+	1																							100%	
BBB	0																								
BBB-	24																							100%	
BB+	0																								
BB	0																								
BB-	26																							100%	
B+	1																							100%	
B	1																							100%	
B-	4																							100%	
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	62																								

Table 37: CDOs - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 38: CDOs - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 39: CDOs - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 40: Other ABS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024 → Credit Ratings as of 12/31/2025 (Percent); Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)

Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	319	57%																					1%	42%	
AA+	120	23%	42%																				1%	34%	
AA	127	14%	26%	38%				1%															1%	20%	
AA-	90	2%	10%	15%	48%																		2%	23%	
A+	67	10%	10%	12%	9%	36%	2%																2%	19%	
A	155	5%	4%	8%	6%	15%	41%			1%													1%	19%	
A-	166	0%	2%	1%	4%	4%	7%	57%		1%														24%	
BBB+	60	3%	5%	1%	2%	12%		15%	42%	2%													3%	15%	
BBB	141	1%	1%		3%	3%	4%	6%	17%	48%	1%		1%										2%	13%	
BBB-	165	0%	0%	1%	1%		4%	2%	1%	7%	61%		1%	1%	1%	1%								19%	
BB+	49					2%	2%	2%			6%	59%	2%		2%								2%	23%	
BB	112				1%		1%	1%	1%	4%	4%	16%	50%		2%		2%		5%				3%	10%	
BB-	103				1%					1%	2%	4%	13%	63%					2%					14%	
B+	12											9%			50%								33%	8%	
B	34												12%	3%	14%	56%	3%							12%	
B-	56												2%	2%	4%		77%		3%					12%	
CCC+	0																								
CCC	11																		36%		55%	9%			
CCC-	0																								
CC	2																				50%		50%		
C	9																					89%	11%		
Total	1798																								

Table 41: Other ABS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	210	17%																						83%	
AA+	76	18%	7%																					75%	
AA	75	15%	7%	12%				1%															1%	64%	
AA-	62	5%	6%	6%	15%																			68%	
A+	57	3%	18%		2%	9%																		68%	
A	119	7%	7%	2%	2%	2%	16%	1%		1%													1%	60%	1%
A-	106		1%	4%	1%	4%	3%	16%																71%	
BBB+	55	3%	4%	13%		4%	2%	5%	2%															67%	
BBB	122	5%	5%	2%	2%	6%	2%	1%	5%	14%	1%		1%						1%		1%	1%	1%	51%	1%
BBB-	122	2%	1%	1%	1%	1%	2%	1%	2%	7%	20%	1%	1%	2%		1%			1%					56%	
BB+	37				3%	5%			5%			16%					3%							68%	
BB	98	3%	1%		1%		2%	2%	2%	5%	3%	4%	18%		1%	1%	1%		5%		1%		1%	49%	
BB-	74				1%				1%	6%	3%	12%	23%	1%		4%			3%		4%	7%		35%	
B+	17					6%	6%						6%		6%				6%				6%	64%	
B	38											3%			8%	10%	5%				3%	8%		58%	5%
B-	16															12%	63%					6%		19%	
CCC+	0																								
CCC	3																							100%	
CCC-	0																								
CC	0																								
C	0																								
Total	1287																								

Table 42: Other ABS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	31																							100%	
AA+	16																							100%	
AA	25																							92%	8%
AA-	4																							100%	
A+	8																							100%	
A	37																							95%	5%
A-	8																							75%	25%
BBB+	7																							100%	
BBB	33																							94%	6%
BBB-	4																							100%	
BB+	7																							100%	
BB	22																							100%	
BB-	1																							100%	
B+	1																							100%	
B	3																							100%	
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	207																								

Table 43: Other ABS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	16								100%	
K1	0									
K2	0									
K3	0									
B	0									
C	0									
Total	16									

Table 44: Other ABS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	10								100%	
K1	0									
K2	0									
K3	0									
B	0									
C	0									
Total	10									

Table 45: Other ABS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 46: Other SFPs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	75	88%																						12%	
AA+	7	14%	86%																						
AA	40	5%		73%																				22%	
AA-	51		4%		90%	2%																		4%	
A+	41		2%	3%	3%	61%	7%																	24%	
A	307		0%	1%	0%	3%	84%	0%		0%	0%													12%	0%
A-	139					1%	4%	82%	1%	1%														11%	
BBB+	36					8%	14%		50%		8%	6%												14%	
BBB	304				0%	1%			1%	86%	2%	1%		0%										8%	1%
BBB-	107					1%	1%		2%	4%	72%		2%	3%	1%									13%	1%
BB+	33									9%		61%	3%	9%			6%							12%	
BB	83									2%			74%	3%	1%		2%		2%					16%	
BB-	58													79%			7%					2%		10%	2%
B+	8														75%									25%	
B	18												6%			67%	6%		11%	5%		5%			
B-	5													40%	40%									20%	
CCC+	2																	100%							
CCC	45															5%			67%	2%	2%	2%		22%	
CCC-	1																			100%					
CC	1																								100%
C	0																								
Total	1361																								

Table 47: Other SFPs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	61	61%																						39%	
AA+	1																							100%	
AA	18	17%	5%	6%																				72%	
AA-	22	14%	14%	23%	36%																			13%	
A+	19		5%		11%	37%	5%																	42%	
A	245		1%	4%	10%	5%	49%	0%																30%	1%
A-	101			1%	4%	6%	13%	51%	1%															24%	
BBB+	33					3%	18%		33%		6%	3%												37%	
BBB	237				0%	1%	2%	6%	1%	62%	4%	1%												22%	1%
BBB-	89					2%	1%		6%	20%	35%		1%	4%								1%		29%	1%
BB+	27									11%		33%	4%	7%	4%									41%	
BB	84									2%	13%	4%	42%	11%	1%	2%			1%			1%		22%	1%
BB-	34											3%	21%	41%		9%								23%	3%
B+	5								20%						40%									40%	
B	14													7%	7%	43%	7%			22%	7%			7%	
B-	7															14%			29%		29%			28%	
CCC+	2																	100%							
CCC	49															6%			53%	2%	2%	2%		35%	
CCC-	1																			100%					
CC	1																								100%
C	0																								
Total	1050																								

Table 48: Other SFPs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	8																							88%	12%
AA+	0																								
AA	11	73%																						27%	
AA-	3																							100%	
A+	4																							100%	
A	31											3%												97%	
A-	10					10%									10%										80%	
BBB+	4																							100%	
BBB	21														5%										95%	
BBB-	4																						25%	75%	
BB+	0																								
BB	8																		13%				13%	62%	12%
BB-	2																							100%	
B+	3																							100%	
B	1																							100%	
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	110																								

Table 49: Other SFPs - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	1								100%	
K1	0									
K2	0									
K3	0									
B	0									
C	0									
Total	1									

Table 50: Other SFPs - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 51: Other SFPs - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 52: Sovereign Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																				Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	4	100%																							
AA+	0																								
AA	0																								
AA-	2				100%																				
A+	2					100%																			
A	0																								
A-	1							100%																	
BBB+	0																								
BBB	4								25%	75%															
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	13																								

Table 53: Sovereign Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	4	100%																							
AA+	0																								
AA	0																								
AA-	2				100%																				
A+	2					100%																			
A	0																								
A-	0																								
BBB+	0																								
BBB	3								33%	67%															
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	11																								

Table 54: Sovereign Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 55: Sovereign Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	8	100%								
K1	0									
K2	2			100%						
K3	0									
B	0									
C	0									
Total	10									

Table 56: Sovereign Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	8	100%								
K1	0									
K2	2			100%						
K3	0									
B	0									
C	0									
Total	10									

Table 57: Sovereign Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 58: U.S. Public Finance - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	41	98%																						2%	
AA+	35	3%	91%	6%																					
AA	42		2%	93%	5%																				
AA-	30			13%	80%	7%																			
A+	53				4%	96%																			
A	14						93%	7%																	
A-	4							100%																	
BBB+	7					14%			43%	15%			14%												14%
BBB	9								11%	67%	22%														
BBB-	7								14%		86%														
BB+	0																								
BB	1												100%												
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	243																								

Table 59: U.S. Public Finance - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	30	93%																						7%	
AA+	22	9%	77%	14%																					
AA	29		7%	83%	10%																				
AA-	26			23%	65%	8%																		4%	
A+	50				10%	84%	4%																	2%	
A	10					30%	50%	10%																10%	
A-	8						50%	38%					12%												
BBB+	3								67%	33%															
BBB	12								17%	50%	17%													16%	
BBB-	8								13%		63%													12%	12%
BB+	0																								
BB	2																								100%
BB-	0																								
B+	0																								
B	1												100%												
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	201																								

Table 60: U.S. Public Finance - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3	100%																							
AA+	8	38%	25%	13%																				12%	12%
AA	12	8%	8%	84%																					
AA-	12		8%	25%	42%																			17%	8%
A+	8			13%	25%	38%																		12%	12%
A	4					50%	25%	25%																	
A-	6						17%	17%	17%				16%											33%	
BBB+	1										100%														
BBB	1									100%															
BBB-	1										100%														
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	56																								

Table 61: U.S. Public Finance - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	8	75%							25%	
K1	2		50%						50%	
K2	0									
K3	0									
B	0									
C	0									
Total	10									

Table 62: U.S. Public Finance - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	9	67%							33%	
K1	2		50%						50%	
K2	0									
K3	0									
B	0									
C	0									
Total	11									

Table 63: U.S. Public Finance - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)						Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	6	34%							33%	33%
K1	1									100%
K2	0									
K3	0									
B	0									
C	0									
Total	7									